PROSPECTUS

                                 VIDEOLABS, INC.
                              ---------------------

                                2,338,146 SHARES
                                       OF
                                  COMMON STOCK
                                ($.01 PAR VALUE)
                              ---------------------

         This Prospectus relates to an aggregate of 2,338,146 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of VideoLabs, Inc., a Delaware corporation ("Videolabs" or the "Company"), that may be sold from time to time by the shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Shares are being registered for resale purposes only and the Company will not receive any proceeds from the sale of the Shares. The Company has agreed to pay the expenses of registration of the Shares, including certain legal and accounting fees. Of the total 2,338,146 shares offered hereby, 1,067,038 shares were issued by the Company upon exercise of warrants, 201,478 shares were issued pursuant to the acquisition of Video Dynamics in April, 1998, and 1,069,630 shares may be issued by the Company upon exercise of outstanding warrants and nonemployee options.

         Any or all of the Shares may be offered from time to time in transactions on the over-the-counter market, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. See "Plan of Distribution."

         The Shares offered hereby have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure the existence of an exemption from registration or effectuate such registration in connection with the offer and sale of the Shares.

         The Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq SmallCap Market System under the symbol "VLAB." On August 10, 1998, the last reported sale price of the Common Stock as reported on the Nasdaq SmallCap Market System was $1.078 per share.

                              ---------------------

            FOR INFORMATION CONCERNING CERTAIN RISKS RELATED TO THIS
               OFFERING, SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF
                                THIS PROSPECTUS.

                              ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction in which it is not lawful or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.


               The date of this Prospectus is September 18, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of the web site is http://www.sec.gov. In addition, the Common Stock of the Company is quoted on the Nasdaq SmallCap Market System, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, 1735 K. Street N.W., Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

         (a) the Annual Report on Form 10-KSB for the year ended December 31, 1997;

         (b) the Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998;

         (c) the Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998;

         (d) the description of the Company's Common Stock contained in the Company's Registration Statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating any such description.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Ms. Jill Larson, VideoLabs, Inc., 5960 Golden Hills Drive, Minneapolis, Minnesota 55416, telephone number (612) 542-0061.


                                  RISK FACTORS

         The following risk factors should be considered carefully in addition to the other information contained in or incorporated by reference into this Prospectus before purchasing the Common Stock offered hereby. This Prospectus, including the information incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent the Company's expectations or beliefs concerning future events, including the following: any statements regarding future sales and gross profit percentages, any statements regarding the continuation of historical trends, any statements regarding the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those projected in the forward-looking statements as a result, in part, of the risk factors set forth below. In connection with the forward-looking statements which appear in this Prospectus, including the information incorporated herein by reference, prospective purchasers of VideoLabs Common Stock offered hereby should carefully review the factors set forth below.

LIMITED HISTORY OF PROFITABILITY

         The Company achieved its first year of four consecutive profitable quarters, and its second profitable year, during the fiscal year ended December 31, 1997. There can be no assurance that profitable operations can be maintained in the future. As of December 31, 1997, the Company had an accumulated deficit of $2.3 million.

EFFECT OF LOSS OF QUOTATION BY NASDAQ

         The Company's Common Stock is currently traded in the national over-the-counter market and quoted on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") SmallCap Market System. Nasdaq rules require that companies quoted on the Nasdaq SmallCap Market System have total assets of at least $2,000,000 and capital and surplus of at least $1,000,000. As of June 30, 1998, the Company had total assets of $4,784,784 and capital and surplus of $3,988,784. If the Company's Common Stock is not quoted by Nasdaq in the future, it will be quoted in the local over-the-counter "pink sheets" and may also be reported on the Nasdaq OTC Bulletin Board. However, in such event, the public trading market for the Company's Common Stock could be adversely affected. Consequently, holders of the Company's common stock might have difficulty selling their shares or obtaining accurate price quotations. The trading price of the common stock would also likely be materially adversely affected. There can be no assurance that the Company will be able to meet the applicable requirements for maintaining its Nasdaq SmallCap Market quotation in the future.

INTENSE COMPETITION

         The electronic camera market is highly competitive. The Company competes with a number of companies ranging from very small businesses to large companies, some of which have substantially greater financial, manufacturing, marketing and product development resources than the Company. Some of these other companies manufacture and sell electronic cameras as well as video-capture equipment, and some are distributors for these products. The Company believes that it competes most directly with Sony, Toshiba, Panasonic, Ken A Vision, Sharp Electronics and Elmo.

         Because the Company manufactures its product lines through the assembly of component parts which are readily available in the world marketplace, there are few barriers which would prevent others from designing and assembling products similar to those sold by the Company.

         The Company competes for electronic camera sales primarily on the basis of image quality, design, focus, costs, flexibility, delivery time, reputation, reliability, the effectiveness of its sales and distribution channels and its customer service. The Company believes that its products compete favorably on these factors, although there can be no assurance that this will continue to be true in the future. The Company also competes with regard to pricing. The Company establishes a pricing model based upon several factors including achieving established corporate margins. The pricing model reflects list price, dealer and distributor pricing. The factors that determine the model are the cost of the components, direct labor, manufacturing overhead and selling costs. The Company compares the product in a competitive matrix against competing products from various manufacturers to see if the established list price is appropriate.

RAPID TECHNOLOGICAL CHANGE

         The markets for the Company's products are characterized by rapid technological change and evolving industry standards and, further, are highly competitive with respect to timely product innovation, the introduction of profits embodying new technology and the emergence of new industry standards which can render existing products obsolete and non-marketable. The Company's success depends on its ability to anticipate changes in technology and industry standards and thereby to develop and successfully introduce new and enhanced products on a timely basis. Charge coupled device (CCD) technology has revolutionized camera design and continues to evolve rapidly, both increasing quality and decreasing costs. If the Company is unable for technological or other reasons to develop products in a timely manner in response to changes in the marketplace or if products or product enhancements that the Company develops do not achieve market acceptance, the Company's business will be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL

         The success of the Company is dependent upon the services of Mr. James Hansen, the Chairman, Chief Executive Officer and Treasurer of VideoLabs. On June 1, 1997, the Company entered into a three year employment agreement with Mr. Hansen which contains provisions prohibiting competition with the Company under certain conditions. The Company does not maintain key-man life insurance on Mr. Hansen.

RISK OF INTERNATIONAL SALES

         A significant percentage of the Company's sales are made internationally. For the year ended December 31, 1997, sales in the United States, Europe and Asia/Pacific region were 63%, 31% and 6%, respectively, of total sales. Sales to Europe and the Asia/Pacific region declined slightly from 1996, when such sales were 32% and 8%, respectively, of total sales. Dependence on international sales generally poses greater risks than domestic sales. These risks include uncertainties regarding overseas economic conditions, political turmoil, currency translation losses and conflicting regulatory requirements. The decrease in the Company's sales to the Asian/Pacific region from 1996 to 1997 reflected primarily the Asian economic problems. There can be no assurance that continued Asian economic problems or other risks of international sales, will not have a material adverse effect on the Company in the future.

VOTING CONTROL BY OFFICERS AND DIRECTORS

         The officers and directors of the Company, as a group, beneficially own approximately 42% of the Company's outstanding common stock, (assuming exercise of outstanding options and warrants held by such persons). Consequently, the officers and directors of the Company have the ability to exercise a controlling influence on matters to be voted upon by shareholders, including election of the Company's Board of Directors.

RISK OF PRODUCT OBSOLESCENCE

         The Company's products employ advanced technology. Such technology is rapidly changing with a consequent risk of obsolescence of the Company's products and inventories of components. In the fourth quarter of 1996, the Company wrote down $1,575,000 to reflect the valuation of inventory that became obsolete in the fourth quarter of 1996 related to the Company's Universal Digital Camera product. That inventory write down comprised 21% of 1996 total sales. There can be no assurance that current or future products of the Company will not become obsolete resulting in further inventory write-offs.

RISK OF SOLE SOURCES OF SUPPLY

         Certain components of the Company's products are available only from a single source or a limited number of sources. All of the Company's products utilize, and therefor all of its revenues are derived from, such components. The Company does not have a long term contract with such suppliers but rather obtains supplies on a purchase order basis. The Company attempts to keep a 3 to 4 month supply inventory of such components to minimize the impact of the loss of a significant supplier. To date, there have been no significant interruptions in the supply of key components to the Company. There can be no assurance, however, that loss of a supplier would not result in a material adverse effect on the Company's ability to meet its product shipment requirements.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of the Company's common stock in the public market in the future could adversely affect the prevailing market prices for the common stock and hinder the ability of the Company to raise equity capital in the future without substantial dilution of existing shareholders. Of the 2,338,146 shares offered for resale hereunder, approximately 1,269,000 shares will be freely tradeable without restriction in the public market as of the date of this Prospectus. An additional approximately 1,070,000 shares offered for resale hereunder are subject to issuance upon exercise of outstanding warrants or options and, upon such issuance, also will be freely tradeable in the public market. The resale of the shares offered hereunder could have a material adverse effect on the price of the Company's common stock.

GOVERNMENT REGULATION

         Products sold by the Company are subject to regulations of the U.S. Government Federal Communication Commission and European product compliance requirements. All products sold by the Company have met mandatory requirements of both the FCC and CE regulations and has received the "CE" mark for sales in Europe. The Company is in compliance with all applicable federal, state and local regulations. The Company does not know of any pending regulations which would adversely affect its operations or products.

LIMITED PROPRIETARY PROTECTION

         The Company attempts to protect the proprietary rights to its products by use of patents, copyrights, trade secret law and internal non-disclosure safeguards. The source code for the software contained in the Company's products is considered proprietary and is not furnished to customers. The Company has also entered into confidentiality and non-compete agreements with certain key employees as well as outside consultants. Despite these restrictions, it may be possible for competitors or users to copy aspects of the Company's products or to obtain information that the Company regards as proprietary.

         The Company has received a patent for the FlexCam and several of its healthcare products and intends to vigorously defend these patents in the marketplace. The Company's patents were issued in 1990, 1993, 1995, 1996 and 1998, ranging from fourteen - seventeen year terms.

         FlexCam was originally engineered by outside consultants at the direction of the Company and was first sold in the second quarter of 1993. The Company has a royalty agreement with the original design firm and pays two percent (2%) of revenues resulting from the first 36,000 electronic camera sales and one percent (1%) of the revenues from the subsequent 20,000 unit sales and one-half percent (0.5%) of the next 20,000 unit sales. The Company has shipped approximately 74,000 units under this agreement.

         Because of the rapid pace of technological changes in the computer industry, the Company believes that patent, trade secret and copyright protection are less significant to its competitive position than are factors such as the knowledge, ability and experience of the Company's personnel, the Company's success at new product development and frequent product enhancements, and the Company's name recognition and ongoing reliable product maintenance and support.

NO CASH DIVIDENDS

         The Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay dividends on its Common Stock in the foreseeable future.

RISK OF UNCERTAIN MARKET ACCEPTANCE OF COMPANY PRODUCTS

         Because the electronic camera market is highly competitive and is dominated by large companies with substantial resources, the Company has developed products to serve specialty and niche markets. Because the Company has no direct experience with these markets prior to entering them and because it conducts only limited market studies, there can be no assurance that market segments targeted by the Company will accept its products. The failure by the Company to continue to gain acceptance of its products in niche markets could have a material adverse effect on the Company's business.

LIMITATION OF DIRECTOR LIABILITY

         The Company's Certificate of Incorporation and Bylaws provide for indemnification of directors to the full extent permitted by the Delaware Business Corporation Law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ANTI-TAKEOVER EFFECT OF DELAWARE GENERAL CORPORATION LAW

         The Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover provision adopted in 1988. As a result of Section 203, potential acquirors of the Company may be discouraged from attempting to effect acquisition transactions with the Company, thereby possibly depriving stockholders of certain opportunities to sell or otherwise dispose of the Company's common stock at above-market prices pursuant to such transactions.


                                 VIDEOLABS, INC.

GENERAL

         VideoLabs, Inc. (the "Company") is a Delaware corporation which was incorporated in 1992. The Company designs and manufactures image capture, transmission and manipulation devices for use as components of systems for education, presentation, identification, medical, desktop computer video applications, video-teleconferencing and computer-based and non-computer based solutions. The Company's products range in list price from $395 to $995 for educational products and $1,495 to $9,995 for health care products. The Company's cameras, except for the new FlexCam Digital, can be used interchangeably for education, presentation, computer and other uses. The cameras produce an analog output which can be plugged into different devices.

         The Company believes that there are opportunities for growth in the application of the core technologies of the Company in several market segments. The potential for increases in use of image capture devices in audio visual, education and computer markets is increasing as computer processing power, speed and cost factors have all improved as has higher capacity transmission utilities. The Company has also observed emerging applications in the use of video image capture solutions in identification, medical and other market segments that are primarily due to new, flexible, lower cost digital applications that allow for unique solutions targeted at potential niche markets.

         The Company's short term strategy is to develop or acquire image capture solutions for specific niche markets in education, audio visual, identification and medical applications where it already has distribution resources and can provide value-added solutions. The development of the FlexCam Digital and ProfCam have been delayed because of limited engineering resources to the fourth quarter of 1998. The ProfCam will list at $3,995. The list price for FlexCam Digital is not yet determined. Shipments of both products are expected to begin during the fourth quarter of 1998. The Company is currently evaluating the market for industrial arts and health educator's packages.

THE COMPANY STRATEGY

         The Company's business strategy is to utilize its core competencies in analog and digital image capture development and distribution to provide solutions for individual and organizational customers and to earn an acceptable return on equity for the Company's shareholders.

FOCUS ON PROFITABLE GROWTH

         The Company is focused on internal growth in profitable niches in professional image capture solutions for audio visual, education, identification and medical markets where it currently has distribution system capabilities. The Company intends to become a multiple product supplier in these markets through internal product development and through product acquisitions. With its capital resources, the Company is positioned to respond to growth opportunities in the desktop video and computer videoconferencing markets as profitable niches and such opportunities become available.

         The Company had instituted an ISO 9001 quality program to reduce cost of goods sold and inventory levels while improving quality and customer response times. The Company recently redirected its ISO goals to implementation of an ISO 9002 quality program. That program focuses on manufacturing and service quality while ISO 9001 also addresses the design process. The company hopes to return to a full ISO 9001 program in the future. The quality control manager that the Company hired in the beginning of 1997 has resigned and the Company is seeking a new quality control manager to continue the implementation process. The Company has designed the system and recently started internal audits. The Company anticipates an external audit in the second quarter of 1999 to achieve ISO 9002 certification. Furthermore the Company has developed partnerships with its suppliers and distributors to reduce cost of goods sold and selling expenses while shortening cycle times and putting the Company closer to its customers in the selling channel. By developing Business Partnerships with its dealers and distributors, the Company receives annual purchase commitments. This allows the Company to add efficiencies and cost reductions by ordering higher volumes of inventory with monthly deliveries and also benefiting the Company's forecasting and production management. This better accommodates the Company's customers with improved response and delivery times. The Company also believes that acquisition opportunities exist in markets with potential to leverage existing technology, distribution systems or the administrative infrastructure.


RECENT DEVELOPMENTS

         Between March - July of 1998, certain warrantholders exercised a total of 955,703 warrants at an exercise price of $0.6875. The Company received a total of $657,046 in proceeds from the exercise of these warrants into the Company's common stock. These proceeds were used as working capital for the Company. Currently the Company has approximately 655,000 warrants remaining that have expiration dates extending over the period of July 31, 1998 to January 15, 1999 with potential proceeds of approximately $450,000 (assuming the exercising of all outstanding warrants).

         On April 6, 1998, the Company acquired substantially all of the operating assets of Video Dynamics, Inc. a Florida corporation. In connection with such purchase, the Company also assumed substantially all of Video Dynamics' operating liabilities as of the date of closing. The purchase price for the acquisition consisted of $200,000 in cash and 201,478 shares of common stock of the Company ($300,000 at a per share value of $1.49, the average of the closing price of the Common Stock over the 20 trading days preceding closing). In addition to the foregoing, the Company issued a promissory note in the amount of $10,000, payable without interest on or before September 30, 1998. The Company funded from cash on hand the cash purchase price at Closing. The assets acquired totaled $415,000 and included four patents relating to medical instrument camera technology. These patents were granted in 1990, 1993, 1995 and 1998 and have fourteen to seventeen year terms.

         Concurrent with the closing, the Company entered into employment agreements with Richard Cane and Wayne Byard, the principals of Video Dynamics. The employment agreements are for five (5) year terms from the date of closing.

         Prior to its acquisition by the Company, a majority of Video Dynamics' sales were in South America. Since the acquisition, Video Dynamics' South American sales have declined to less than 25% of total sales, principally due to economic difficulties in South America and the imposition of certain import restrictions by individual South American countries.

         Video Dynamics will operate as VideoLabs' Healthcare Products Division.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information as to the maximum number of Shares that may be sold by each of the Selling Shareholders pursuant to this Prospectus.

                                                                                           Percent of
                                        Number of        Number of        Number of       Common Stock
                                      Shares Owned         Shares       Shares to be      Owned After
                                      Prior to the        Offered        Owned After     Completion of
Name                                    Offering           Hereby     the Offering (12)     Offering
----                                    --------           ------     -----------------     --------
John Collins (1)                         114,327         80,994(5)          33,333              *
Ward Johnson (2)                         336,769         32,000(a)         304,769            7.8
Christian Johnson                         20,000         20,000(a)               0              *
Margit Johnson                            20,000         20,000(a)               0              *
Erik Johnson                              20,000         20,000(a)               0              *
Andrew J. Porter Irrevocable
Trust U/A 7/25/90                         81,816         81,816(6)               0              *
Kathleen Porter Irrevocable Trust
U/A 5/18/89                               81,816         81,816(7)               0              *
Maria Porter Irrevocable
Trust U/A 7/25/87                         81,816         81,816(8)               0              *
Michael Porter Irrevocable Trust
U/A 1/23/88                               81,816         81,816(9)               0              *
James Hansen (3)                         419,976        320,000(10)         99,976            2.6%
Timothy A. Gagner                         72,722         72,722(a)               0              *
Richard F. Craven (4)                    647,484        292,460(11)        355,024            9.1%
A. J. Porter                               1,244          1,244(a)               0              *
Ann Johnson                               29,091         29,091(a)               0              *
Ann Crowely                                8,145          8,145(a)               0              *
William M. and Sandra K
Metcalf                                   58,183         58,183(a)               0              *
Kathleen Stroh                             8,145          8,145(a)               0              *
Richard L. Robinson & F
Lee Robinson                              40,727         40,727(a)               0              *
Marion & Louise Waters                     8,145          8,145(a)               0              *
Howard V. O'Connell                       34,618         34,618(a)               0              *
James F. Pederson                          8,145          8,145(b)               0              *
First Trust National Assoc,
FBO James V. Vessey IRA                    1,000          1,000(a)               0              *
Robert S Spong                            34,618         34,618(b)               0              *
John G. Kinnard & Co.                    101,818        101,818(b)               0              *
Binford & Assoc. Profit Sharing            4,073          4,073(b)               0              *
Bright M. Dornblaser                       8,145          8,145(b)               0              *
Byron Shaffer                            162,909        162,909(b)               0              *
Charles McMunn                            16,291         16,291(b)               0              *
Dave Olson                                30,545         30,545(b)               0              *
Dorothy Trisko                             7,270          7,270(b)               0              *
Gary T. Alkire                            20,364         20,364(b)               0              *
George O. Johnson                          8,145          8,145(b)               0              *
Karen Struve                               8,145          8,145(b)               0              *


                                        8



Mary S. Binford                            2,036          2,036(b)               0              *
Michael S. McGray                          4,073          4,073(b)               0              *
Norman and Kahthryn Craven                 2,036          2,036(b)               0              *
Sheldon and Ruth Gustafson                 4,073          4,073(b)               0              *
Timothy and Susan Thompson                 2,097          2,097(b)               0              *
Dirk D. Draayer                              815            815(b)               0              *
Don and Alice Craven                       8,145          8,145(b)               0              *
Glen and Margret Thompson                  8,145          8,145(b)               0              *
Gregory D. Craven                          4,073          4,073(b)               0              *
Gretchen M. Craven                         4,073          4,073(b)               0              *
James E. Kopriva                           2,036          2,036(b)               0              *
Jan Gniffke                                  815            815(b)               0              *
Larry F. Gehl                              2,851          2,851(b)               0              *
Lisa Wing                                    815            815(b)               0              *
Michael P. Craven                          1,018          1,018(b)               0              *
Rick Lalonde                                 815            815(b)               0              *
Robert A. and Karen J. Craven              4,073          4,073(b)               0              *
Scott C. Dunlop                            2,036          2,036(b)               0              *
Todd R. Craven                             4,073          4,073(b)               0              *
A. J. Kamps                               40,727         40,727(b)               0              *
Charles H. Colby                          20,364         20,364(b)               0              *
Jay Jackson                                7,273          7,273(b)               0              *
David Krekelberg                          60,000         60,000(b)               0              *
Frank Broghammer                           2,500          2,500(b)               0              *
Ted Davies                                10,000         10,000(b)               0              *
Gary Campbell                              2,500          2,500(b)               0              *
Video Dynamics, Inc.                     201,478        201,478(a)               0              *
b. warrant holdings                        2,480          2,480(b)               0              *
Wayne Mills                                3,400          3,400(b)               0              *
Dennis Hanish                              4,500          4,500(b)               0              *
John Ryden                                 4,500          4,500(b)               0              *
Edward Higgins                             5,000          5,000(b)               0              *
Richard B. Heise                          65,060         65,060(b)               0              *
John E. Feltl                             65,060         65,060(b)               0              *
                                      ----------       -----------             ---
    TOTAL                              3,121,248      2,338,146            793,102              *
                                      ==========      =========            =======

===============================================================================

(a)  Denotes Shares issued and outstanding.
(b)  Denotes Shares issuable upon exercise of outstanding warrants or options.
*    Less than 1 percent.
(1)  Mr. Collins is a director of the Company.
(2)  Mr. Johnson is a director of the Company.
(3) Mr. Hansen is the Chairman, CEO and Treasurer of the Company. (4) Mr. Crave is a director of the Company
(5) Reflects 60,994 issued and outstanding Shares and 20,000 Shares issuable upon exercise of warrants or options.
(6) Reflects 52,900 issued and outstanding Shares and 28,916 Shares issuable upon exercise of warrants or options.
(7) Reflects 52,900 issued and outstanding Shares and 28,916 Shares issuable upon exercise of warrants or options.
(8) Reflects 52,900 issued and outstanding Shares and 28,916 Shares issuable upon exercise of warrants or options.
(9) Reflects 52,900 issued and outstanding Shares and 28,916 Shares issuable upon exercise of warrants or options.
(10) Reflects 170,000 issued and outstanding Shares and 150,000 Shares issuable upon exercise of warrants or options.
(11) Reflects 270,424 issued and outstanding Shares and 22,036 Shares issuable upon exercise of warrants or options.
(12) Assumes all shares being registered in this offering will be sold. However, to the Company's knowledge, the holders of such securities have no commitment to anyone to sell all or part of the securities being registered.

                              PLAN OF DISTRIBUTION

         The Shares will be offered and sold by the Selling Shareholders for their own accounts. The Company will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. The Company has agreed to pay the expenses of registration of the Shares, including a certain amount of legal and accounting fees.

         The Selling Shareholders may offer and sell the Shares from time to time in transactions on the over-the-counter market, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, the Company is not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Shareholders.

         The Selling Shareholders and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act.


                                     EXPERTS

         The December 31, 1997 and 1996 financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Boulay, Heutmaker, Zibell & Co. P.L.L.P., independent public accountants, as indicated in their report with respect thereto, and incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.


                                  LEGAL MATTERS

         The validity of the Shares offered hereby has been passed upon for the Company by Hinshaw & Culbertson, 222 South Ninth Street, Minneapolis, Minnesota 55402.

         No dealer, salesperson or any other
 person has been authorized to give any
 information or to make any representations          2,338,146 Shares
 other than those contained in this
 Prospectus, and, if given or made, such
 information or representations must not be
 relied upon as having been authorized by the
 Company, any Selling Shareholder or any
 other person. This Prospectus does not
 constitute an offer to sell or a                     VIDEOLABS, INC.
 solicitation of any offer to buy to any
 person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful.
 Neither the delivery of this Prospectus nor any offer of sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

              --------------------                     Common Stock

              TABLE OF CONTENTS




                                       Page


AVAILABLE INFORMATION...................  2
                                                       --------------
INCORPORATION OF CERTAIN DOCUMENTS                       PROSPECTUS
BY REFERENCE............................  2            --------------

RISK FACTORS............................  3

VIDEOLABS, INC..........................  6

SELLING SHAREHOLDERS....................  8

PLAN OF DISTRIBUTION.................... 10

EXPERTS  ............................... 10

LEGAL MATTERS........................... 10


                                                       September 18, 1998


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